Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number: 001-33429

Acorn International, Inc.

12F, Xinyin Building, 888 Yishan Rd

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

      Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated October 7, 2008	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Gordon Xiaogang Wang
	Name:	Gordon Xiaogang Wang
	Title:	Vice president, chief financial officer

Date: October 7, 2008

Acorn in negotiations to acquire Yiyang Yukang, a leading domestic communication equipment and electronic component producer and distributor in China

(Shanghai, China; October 7, 2008) Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services announced today that it has been in negotiations to acquire Yiyang Yukang Communication Equipment Co., Limited (“Yiyang Yukang”), a leading domestic communication equipment and electronic component producer and distributor in China. Acorn has additionally corrected earlier media reports in China purporting to describe the transaction and related consideration. The negotiations remain ongoing and the terms of the acquisition have not yet been finalized. The proposed acquisition also remains subject to final approval by Acorn’s board of directors.

About Acorn

Acorn is a leading integrated multi-platform marketing company in China, operating China’s largest TV direct sales business in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, outbound telemarketing center and an ecommerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties.

For more information, please visit http://www.chinadrtv.com.

Safe Harbor Statement

Statements in this release contain “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about Acorn’s beliefs and expectations, are forward-looking. These statements include, among others, statements regarding the proposed acquisition of Yiyang Yukang. Actual results may vary considerably; the substantive terms of the transaction may differ from those as currently proposed, the transaction may not be approved by the Company’s board of directors and may not generate any anticipated benefits. In addition, Acorn’s industry is highly competitive and it faces a number of risks and uncertainties, including those outlined under “Risk Factors” beginning on page 6 of Acorn’s annual report on Form 20-F filed with the Securities and Exchange Commission on May 30, 2008. All information included in this press release is as of the date of this press release, and Acorn undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Acorn International

Chen Fu, Director of Investor Relations

Tel: (86) 21 5151 8888 (ext. 2228)

Email: ir@chinadrtv.com

PRChina

Jane Liu

Tel: (852) 2522 1838

Email: jliu@prchina.com.hk

Henry Chik

Tel: (852) 2522 1838

Email: hchik@prchina.com.hk